Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors	Norman H. Beitner (313) 465-7320 Fax: (313) 465-7321 nbeitner@honigman.com

CONFIDENTIAL SUBMISSION VIA EDGAR

April 26, 2013

Mr. Mark P. Shuman Branch Chief - Legal Securities and Exchange Commission Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Covisint Corporation Confidential Draft Submission No. 2 Registration Statement on Form S-1 Submitted March 22, 2013 CIK No. 0001563699

Dear Mr. Shuman:

On behalf of our client, Covisint Corporation (the “Company”), we hereby confidentially submit Confidential Draft Submission No. 3 (“Draft No. 3”) of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Draft No. 3 follows the Company’s original Confidential Draft Submission submitted to the Securities and Exchange Commission (the “Commission”) on December 14, 2012 and Confidential Draft Submission No. 2 submitted to the Commission on March 22, 2013 (“Draft No. 2”).

Draft No. 3 is being confidentially submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 17, 2013 (the “Comment Letter”) with respect to the Registration Statement. The changes reflected in Draft No. 3 include those made in response to the Comment Letter, and also include other changes that are intended to update, clarify, and render more complete the information contained therein.

For the Staff’s convenience, the text of the Staff’s Comment Letter is set forth below in italics, followed in each case by the Company’s response.

Terms not otherwise defined in this response letter will have their respective meanings set forth in Draft No. 3. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 3.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

Prospectus Summary, page 1

1.	Please concisely identify the criteria you assess in concluding that you are a leading provider. For example, it is unclear whether you base this description on third-party analyst reviews of your business and products, or whether it is based on specific criteria such as market share based on revenues, deployments, or other criteria such as technical performance of your platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 47 and 77. This revised disclosure is consistent with the third party report and analyst statement provided to the Staff concurrent with Draft No. 2

2.	We note your responses to prior comments 9 and 28 regarding your relationship with your principal customer, General Motors. In light of your disclosure on page 12 that General Motors has announced that it intends to significantly reduce its use of outsourced technology services and the fact its various units represents more than one-third of your total revenues for the fiscal year ended 2012 and the 9 months ended December 31, 2012, it appears that you should provide more prominent disclosure of your relationship and potentially changing relationship with General Motors throughout your prospectus, including your prospectus summary, management’s discussion and analysis and business sections. Your disclosure should provide quantitative and qualitative disclosure of your relationship with General Motors to allow investors understand its current scope and potential effects of changes in the relationship. Also, provide context for your reference to 3,000 customers in the penultimate paragraph (and the group of 150 concentrated platform customers) on page 1 by disclosing the extent of your reliance on your largest customer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 13, 48, 77 and 87.

3.	We are unable to fully evaluate whether any of your agreements with General Motors should be filed pursuant to Item 601(b)(10) of Regulation S-K because it is unclear if any of these agreements or series of similar agreements contributed a material amount of your total revenue. In your response letter explain whether the agreements are negotiated or administered on a unit-by-unit basis by a central unit, division or department of General Motors. Please provide us a more detailed analysis of the underlying circumstances concerning the contractual relationship, and supplement your views regarding the applicability of the exhibit disclosure regulation.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

Response: In response to your request for additional analysis regarding the nature of the Company’s customer agreements with General Motors, please be advised that such customer agreements consist of a master agreement which includes an Enterprise Services Agreement and its attachments, with separate Global Service Contracts and their respective attachments, under which multiple business contracts are executed. While the Enterprise Services Agreement and the Global Service Contracts are standard General Motors agreements and are entered into at the corporate level, business contracts that describe the specific services being purchased under the applicable Global Service Contract and the related pricing for such services are negotiated, entered into and administered at the business unit level.

For fiscal 2013, only one set of related business contracts generated revenues in excess of 10% of the Company’s total revenue (14.7%), which is comprised of 8.3% of total revenue for non-recurring support services related to one-time projects and 6.4% of total revenue for recurring subscription services. As stated in the revised prospectus disclosure on page 13, the Company expects revenues from sales to General Motors to decrease as a percentage of total revenues as the Company continues to expand its customer base and implements its growth strategy. Accordingly, revenues under the customer agreements with the individual General Motors business units are also expected to decrease, as a percentage of the Company’s total revenues. As such, the Company does not believe it is substantially dependent on any one of the customer agreements with these individual business units.

Based on the foregoing, and as explained in our letter dated March 21, 2013 in response to the Staff’s prior comment 28, the Company has determined that its customer agreements with the General Motors business entities are contracts that ordinarily accompany the Company’s business and that the Company is not “substantially dependent” upon any of these customer agreements, as in the case of contracts to sell “the major part” of the Company’s products and services, contemplated by clause (B) of Item 601(b)(10)(ii) of Regulation S-K. The Company does not believe that the products and services it sells under any of these customer agreements individually constitute the major part of its products and services, and does not believe that its business is substantially dependent on any one of these customer agreements.

For the foregoing reasons, the Company continues to believe that its customer agreements with General Motors and its affiliates are not required to be filed under the applicable provisions of Item 601 of Regulation S-K.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

Use of Proceeds, page 40

4.	We note your responses to prior comments 13, 25, and 26 regarding your plans to use offering proceeds for your growth, capital improvements, and working capital until you are able to generate sufficient cash flows from operations. Certainty regarding the particular uses of the net offering proceeds need not exist to require quantitative disclosure of your planned use of offering proceeds. To the extent the implementation of your business plans requires the use of offering proceeds, provide meaningful quantitative information of your current plans to apply the offering proceeds as you pursue the business plan during the next 12 months for these purposes. Such information should be provided, as applicable, both here and in your liquidity and capital resources section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 74.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

5.	We note your added disclosure on page 47 that you expect your profitability will be negatively affected by decreased capitalization of research and development costs due to a recent change to the agile delivery methodology that is expected to result in significantly shorter development cycles. Please revise your disclosure to explain why a shorter development cycle and reduced capitalized research and development costs would negatively impact profitability. Describe your expectations regarding overall research and development costs, regardless of whether or not capitalized, as a result of the shorter development cycles.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 54.

Critical Accounting Policies

Stock Compensation

Compuware Corporation Stock Compensation Awards, page 58

6.

We note your response to prior comment 20 that you use the simplified method because Compuware does not have sufficient historical exercise data and Compuware significantly changed the terms of its share option grants. Please describe for us what consideration was given to using subsets of the existing historical exercise data or using data from other sources, such as industry averages or published academic research, to

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

replace, adjust, or supplement the company’s data. In your response, also address the following:

•	confirm that these are “plain vanilla” options as defined in SAB Topic 14.D.2;

•	significance of exercise data for options that were not underwater or were not significantly underwater;

•	dispersion of current grants among the various vesting schedules; and

•	predictive value of the previous five-year vesting schedule compared to the current five-year vesting schedule.

Response: The Company respectfully advises the Staff that responses to this item utilize data related to Compuware in total unless otherwise identified as specific to those employees who have been allocated to Covisint in preparation of the carve out financial statements for the Registration Statement.

The Company confirms that Compuware has utilized the simplified method for estimating the term of an option only when the options met the criteria of “plain vanilla” options as defined in SAB Topic 14.D.2. The Company further advises the Staff that it has not utilized industry averages or published academic research to estimate the expected term for options granted.

Compuware has used the simplified method for estimating the term of “plain vanilla” options for various reasons noted in our letter to the Staff dated March 21, 2013. In response to the Staff’s comments, the Company prepared the following review of Compuware’s historical exercise data which indicates that the simplified method has produced an expected term comparable to the actual term for which options have been held. Therefore, Compuware expects the simplified method to produce appropriate estimates of the expected term for newer vesting schedules as well.

From 1995 through 2008, Compuware frequently utilized an option vesting schedule of 50 percent on the third anniversary of the grant, 25 percent on the fourth anniversary of the grant and the remaining 25 percent on the fifth anniversary of the grant (50 – 25 – 25 vesting schedule). Approximately 80 million options were granted under this vesting schedule during the period it was utilized. Of those options, 39 percent have been exercised with an average actual term of 6.53 years compared to the estimated term of 6.875 years using the simplified method and less than 5 percent of the options granted with this vesting schedule were outstanding as of March 31, 2013. If the Company includes an estimated remaining holding period for the options still outstanding, the weighted average term of all options excluding forfeitures (31 percent of the options granted) is currently projected to be 7.36 years. The variance from the actual term and projected

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

term to the expected term of 6.875 years used for the original valuation is immaterial to Compuware’s financial statements, and the Company believes the simplified method is reflective of the average term for options granted. The remaining 25 percent of the options granted with this vesting schedule expired unexercised. The Company advises the Staff that this is the only five-year vesting schedule relevant for options granted to Covisint employees.

Approximately 14 million Compuware options have been granted with a vesting schedule of 25 percent on each of the first four anniversary dates of the grant. As of March 31, 2013, only 22 percent of all Compuware options granted with this vesting schedule have been exercised with 46 percent still outstanding. The remaining options granted with this vesting schedule were forfeited (28 percent) or expired (4 percent). If the Company includes an estimated remaining holding period for the options still outstanding, the weighted average term of all options excluding forfeitures is currently projected to be 5.81 years compared to our estimated term of 6.25 years using the simplified method. This small variance in the expected term is immaterial to Compuware’s financial statements.

The vesting schedules discussed above reflect those with the most relevance to Covisint holders of Compuware options (75 percent of the outstanding options) and with significant history related to exercises.

As of March 31, 2013, approximately 979,000 Compuware options were held by Covisint employees. Of these options, 35 percent utilized the 50 – 25 – 25 vesting schedule, 40 percent utilized the four year – 25 percent per year vesting schedule, 15 percent used a vesting schedule of 30 percent on the first and second anniversaries of the grant and 40 percent on the third anniversary of the grant, 8 percent were performance options, and therefore, not “plain vanilla”, with cliff vesting in 2015. (It is not currently deemed probable that these performance options will vest and therefore no expense is being recorded for these options.)

Based on the foregoing, the Company believes that the historical estimates of expected term calculated using the simplified method were reasonable and allowed it to properly reflect the expense for Compuware options issued to Covisint employees. Compuware will consider available historical exercise data and specific exercise patterns to estimate the expected term for options granted in the future.

Covisint Corporation Stock Compensation, page 59

7.	We note your revised disclosure regarding the December 31, 2012 options modification. Please revise to disclose the following:

•	the fair value of underlying shares of common stock at the modification date;

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

•	discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted; and

•

discuss the significant factors contributing to the difference in the fair value determined between the initial grant and the modification. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

8.	For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to disclose the following:

•	the nature and type of stock option or other equity-related transaction;

•	the date of grant/issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	the amount and timing of expense recognition;

•	discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted; and

•

discuss the significant factors contributing to the difference in the fair value determined between each grant or modification. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

9.	We note your response to prior comment 24. While you disclose details regarding options outstanding as of December 31, 2012, you did not update your critical accounting estimates disclosure to address the March 4, 2013 options. For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Business

Backlog, page 84

10.	Please revise your backlog disclosure to provide the dollar amount reasonably expected to be filled within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86.

Research and Development, page 84

11.	We note your response to prior comment 29 regarding the expected changes to your research and development activities following separation from Compuware. In quantitative and qualitative terms discuss the extent to which Compuware and third-party research and development personnel will transition to your company. Also, revise management’s discussion and analysis and here, as appropriate, to describe expected research and development expenditures and headcount, or provide similar information, consistent with your business plan for the period after the transition. Such information would inform investors about how your planned research and development operations vary from the historical ones. On page 86, you disclose that there will be no increased costs related to the transition, but it is unclear whether you were referring to the employment costs of transitioning employees from one entity to another or how your research and development will function after the offering. Other than the transition of Compuware employees, please clarify how your research and development expenses or functions will change with the implementation of your growth plan or the implementation of your agile delivery methodology.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 88 and 89.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

Audited Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Deferred Costs, page F-9

12.	We note your response to prior comment 38 that deferred sales commissions may relate to all categories of revenue based on the billing increments for subscription and support as well as the period over which the associated deferred revenue is recognized. If possible, please demonstrate for us how such deferred costs relate proportionately to your service revenue offerings with differing revenue recognition periods. Explain why there is a higher proportion of non-current deferred costs relative to non-current deferred revenues compared to current deferred costs and revenues.

Response: The Company respectfully advises the Staff that, as of March 31, 2012, approximately 36 percent of current deferred revenue related to services while all non-current deferred revenue relates to services. The following table reflects deferred costs relative to deferred services revenue and deferred sales commissions relative to total deferred revenue, each as of March 31, 2012 ($ in thousands):

	Current	Non-current	Total
Deferred costs	$3,977	$12,309	$16,286

Deferred revenue
Subscription and support	$11,110	$—	$11,111
Services	6,381	24,573	30,954

Total	$17,491	$24,573	$42,065

Deferred costs as a percentage of deferred services revenue	62%	50%	53%
Deferred sales commissions	$628	$1,371	$1,999

Deferred sales commissions as a percentage of total deferred revenue	4%	6%	5%

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

As of March 31, 2012, current deferred costs were approximately 62 percent of current deferred services revenue and non-current deferred costs were approximately 50 percent of non-current deferred services revenue. Margins have fluctuated over the years and between projects. Accordingly, the Company believes this range of difference is reasonable.

Deferred sales commissions are included in prepaid and other assets and were approximately 4 percent and 6 percent of total current and non-current deferred revenue, respectively, as of March 31, 2012. Commissions for subscription and support are generally paid only on the first year’s revenue from a customer unless there has been a substantial increase in the customer contract during the year. Therefore, the Company believes this variance in the amount of deferred commissions is reasonable.

Note 6. Income Taxes, page F-18

13.	In your response to prior comment 40 you conclude that a valuation allowance was not included in the disclosure of the components of the net deferred tax assets and liabilities pursuant to ASC 740-10-50-2 since excluding the deferred tax assets related to net operating losses and tax credits generated by the company and utilized by Compuware resulted in the company reporting a net deferred tax liability. However you disclose the effect of a change in the valuation allowance on the income tax provision for each period on page F-19. Please tell us the amount of the valuation allowance related to the deferred tax assets presented for each period presented and explain to us why the net deferred tax liability position at that balance sheet dates presented results in lack of disclosure regarding a valuation allowance related to the deferred tax assets presented.

Response: The Company respectfully advises the Staff that its response to prior comment 40 indicated that the Company excluded deferred tax assets related to net operating losses and tax credits generated by the Company and utilized by the parent, Compuware, thereby reporting a net deferred tax liability on the balance sheet for the periods ended June 30, 2012, March 31, 2012 and March 31, 2011. As a result, a valuation allowance was not included in the disclosure of the components of the net deferred tax assets and liabilities pursuant to ASC 740-10-50-2.

The valuation allowance line presented in the income tax provision disclosure on page F-19 represents losses and tax credits that are not benefitted by Covisint in each period presented. These net operating losses consist of the U.S. pre-tax book losses adjusted for permanent differences and the tax credits relate to U.S. research and experimentation credits generated by Covisint and used by Compuware. As disclosed on page F-19, no deferred tax assets have been recorded for these losses or credits since they have been utilized by Compuware and will not provide future economic benefits to Covisint.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

April 26, 2013

See table below for a reconciliation of the valuation allowance amounts presented in the income tax provision disclosure:

	Year Ended March 31,
(in thousands)	2012	2011	2010
U.S. pre-tax book loss	$(3,540)	$(1,338)	$(4,274)

U.S. income tax benefit at 35%	$(1,239)	$(469)	$(1,496)
U.S. permanent differences (including state taxes)	(245)	(96)	(61)

Subtotal	$(1,484)	$(565)	$(1,557)
U.S. tax credits	(332)	(490)	(364)

Total amount not benefitted	$(1,816)	$(1,055)	$(1,921)

* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of Draft No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions regarding this submission or the Company’s responses, please do not hesitate to contact me at (313) 465-7320 or David V. Gubbini of our office at (313) 465-7416.

Very truly yours,

HONIGMAN MILLER SCHWARTZ AND COHN LLP

Norman H. Beitner

cc:	David McGuffie, Covisint Corporation, Chief Executive Officer
W. James Prowse, Covisint Corporation, Chief Financial Officer
Kenneth J. Gordon, Goodwin Procter LLP
David V. Gubbini, Honigman Miller Schwartz and Cohn LLP

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo